Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.



06017346

September 28, 2006

Re: Investor AB – file no 82-34698

The enclosed information is being furnished pursuant to Rule 12g3-2(b).

Very truly yours,

Gunilla Swardh
Compliance Officer

Enclosure

Investor AB
A Public Company
Registration No. 556013-8298

SE-103 32 Stockholm Sweden
Visiting address
Arsenalsgatan 8c

Tel +46 8 614 20 00
Fax +46 8 614 21 50
www.investorab.com

Press Release

Stockholm, September 27, 2006

Nomination Committee for the 2007 Annual General Meeting

In accordance with the decision made by Investor AB's Annual General Meeting on March 21, 2006, the Nomination Committee for the 2007 Annual General Meeting shall consist of one representative for each of the four shareholders controlling the largest number of votes in Investor AB. The representatives shall be appointed not later than six months prior to the Annual General Meeting, i.e. September 27, 2006.

The Annual General Meeting of Investor AB will be held Tuesday, March 27, 2007.

The four largest owners, who on August 31, 2006 were the Wallenberg foundations, SEB foundation, Skandia Liv and Robur mutual funds, have appointed the following representatives who, together with the Chairman of the Board, will form the Nomination Committee.

The Nomination Committee's members are:
Johan Stålhand, Wallenberg foundations
Lars Isacsson, SEB foundation
Caroline af Ugglas, Skandia Liv
Mats Lagerqvist, Robur mutual funds
Jacob Wallenberg, Chairman of Investor AB's board

The Nomination Committee members together represent approximately 60 percent of the voting rights for all shares in Investor AB.

Our press releases can be accessed at www.investorab.com on the Internet.

Investor is the largest industrial holding company in the Nordic region. For almost a century, our business concept has been generate attractive long-term returns by investing in companies with solid potential for value creation and applying our experience, knowledge and network to make them best-in-class. Investor is a leading shareholder in a number of multinational companies, including Ericsson, SEB and Atlas Copco. Investor also conducts private equity activities in the United States, Northern Europe and Asia.

Investor AB
A Public Company
Registration No 556013-8298

SE-103 32 Stockholm, Sweden
Visiting address
Arsenalsgatan 8c

Tel +46 8 614 20 00
Fax +46 8 614 21 50
www.investorab.com

ⓘnvestor

The Nomination Committee shall present the following proposals for resolutions to the Annual General Meeting in 2007:
- Proposal for Chairman of the Meeting;
- Proposal for Members of the Board of Directors;
- Proposal for Chairman of the Board of Directors;
- Proposal for compensation to the Members of the Board of Directors, distinguishing between the Chairman of the Board of Directors and other Members of the Board of Directors and compensation for committee work;
- Proposal for auditors; and
- Proposal for compensation to the Company's auditors.

Shareholders who would like to submit proposals to the Nomination Committee can do so via e-mail: nomination.committee@investorab.com, or by ordinary mail to the address: Investor AB, Nomination Committee, SE-103 32 Stockholm, Sweden, by February 6, 2007, at the latest.

INVESTOR AB

For further information please contact:

Fredrik Lindgren, Vice President, Corporate Communications,
+46 8 614 2031, +46 735 24 2031

Oscar Stege Unger, Investor Relations Manager,
+46 8 614 2059, +46 70 624 2059

investor

Press Release

Stockholm, September 27, 2006

Adine Grate Axén to leave Investor in spring of 2007

Adine Grate Axén will gradually leave her various positions within Investor for family reasons. Today, she is responsible for corporate finance, equity capital markets and ownership strategy. Adine Grate Axén also serves as a director on several boards. She joined Investor in 1994 and has been a member of the company's Management Group since 1999.

Her last day of employment will be March 31, 2007. As of October 1, 2006, Adine Grate Axén will work part-time and will no longer be a member of Investor's Management Group. During the period up to the end of her employment, as well as afterwards, she will be available to carry out special assignments and projects for Investor.

"Adine is a valuable employee for Investor. Her business sense and tremendous work capacity have been very beneficial to Investor. I wish her the best of luck in the future and I am grateful that Adine will be able to assist us going forward," commented CEO Börje Ekholm.

"I am proud of what I have accomplished during my 12 years at Investor and I am pleased that our long-term strategy is being vigorously implemented. However, for a while I will be focusing on other matters. I expect to return to business in full force some time next year and look forward to taking on some exciting new assignments both within and outside Investor's network," says Adine Grate Axén.

For further information:

Fredrik Lindgren, Vice President, Communications:
+46 8 614 20 31, +46 735 24 20 31

Our press releases can be accessed at www.investorab.com on the Internet.

Investor is the largest industrial holding company in the Nordic region. For almost a century, our business concept has been generate attractive long-term returns by investing in companies with solid potential for value creation and applying our experience, knowledge and network to make them best-in-class. Investor is a leading shareholder in a number of multinational companies, including Ericsson, SEB and Atlas Copco. Investor also conducts private equity activities in the United States, Northern Europe and Asia.